Exhibit 99.3

PROXY FOR ANNUAL GENERAL MEETING

FORUM NATIONAL INVESTMENTS LTD.

ANNUAL AND EXTRAORDINARY GENERAL Meeting of Shareholders

to be held on the 5th day of March, 2007, at 9:00 A.M. PST

        180A – 13040 No 2 Road Richmond, British Columbia, Canada V7E 2G1

February 1, 2007

To Our Shareholders:

        This proxy statement (the “Proxy Statement) is furnished in connection with the solicitation by the Board of Directors of Forum National Investments LTD. (the “Company”) of proxies to be used at the Annual and Extraordinary General Meeting (the “Meeting) to be held at 180A – 13040 No 2 Road, Richmond, British Columbia, Canada on Monday March 5, 2007 at 9:00 AM local time, and any adjournments and postponements thereof. The Meeting is been held for the purposes set forth in the accompanying Notice of Annual and Extraordianry General Meeting of Shareholders. This Notice and the Proxy material are first being mailed to shareholders beginning on or about February 1, 2007.

        The Company is a foreign private issuer pursuant to the definition set forth in rule 3b-4 of the Securities exchange Act of 1934 (the “Act”). As a foreign private issuer, the Company is exempt from Sections 14(a0, 14(b), 14(c), 14(f) pursuant to rule 3a12-3 of the Act. Therefore, the Company is not subject to the proxy rules of the Act and is not required to file proxy statements with the U.S. Securities and Exchange Commission. In addition, the Company is not a reporting issuer in any jurisdiction in Canada.

GENERAL INFORMAITON

Voting Rights

        Holders of Forum National Investments LTD. no par value common stock (the “Common Stock”) at the close of business on January 31, 2007 (the “Record Date) are entitled to notice of, and to vote at, the Meeting. On the Record date, 4,644,661 shares of Common Stock were outstanding. Holders of Common Stock are entitled to one vote per share.

        The presence, in person or by proxy, of 2 persons holding (directly or by proxy) not less than 5% of the outstanding shares of Common Stock issued and outstanding as of the record date constitutes a quorum for the transaction of business at the Meeting. In the event there are not sufficient votes for a quorum or to approve any proposals at the time of the Meeting, the Meeting may be adjourned in order to permit further solicitation of proxies. Abstentions will count towards quorum requirements.

Voting and Revocability of Proxies

        Shares of Common Stock represented by all properly executed proxies received at the companies office prior to the close of business the business day proceeding the Meeting will be voted as specified in the proxy. If any other matters properly are presented to the shareholders for action at the Meeting and any adjournments or postponements thereof, the proxy holder named in the enclosed proxy intends to vote in his discretion on all matters on which the shares of Common Stock represented by such proxy are entitled to vote.

The giving of the enclosed proxy does not preclude the right to vote in person should the shareholder giving the proxy so desire. A proxy may be revoked at any time prior to its exercise by (I) providing notice in writing to the Company’s corporate secretary that the proxy is revoked; (ii) presenting to the Company a later-dated proxy; or (iii) by attending the Meeting and voting in person.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following tables set forth the beneficial ownership of the Company’s Common Stock as of December 3, 2002 by each director nominee and named executive officer of the Company, by all directors, director nominees and executive officers as a group, and set forth the number of shares of Common Stock owned by each person who is known by the Company to be the beneficial owner of at least five percent of the Company’s Common Stock.

                                                  Amount and
Name and Address                                  Nature of                        Percent of
Beneficial Owner                                  Beneficial Ownership              Common Stock

Daniel Clozza                                      1,810,000                               39.0%
The Landing, Suite 440
375 Water Street
Vancouver, British Columbia
Canada V6B 5C6

Martin Tutschek                                      508,000                             10.94%
The Landing, Suite 440
375 Water Street
Vancouver, British Columbia
Canada V6B 5C6

         All current directors and executive
         Officers as a group (3 persons)           2,318,000                             49.94%

Other Owners:

        To the knowledge of the Directors and executive officers of the Company, as of February 1, 2007, there are no persons and/or companies who or which beneficially own, directly or indirectly, share the carrying more than 5% of the voting rights attached to all outstanding shares of the Company other than those listed above or the following:

                                                 Amount and
Name and Address                                 Nature of                         Percent of
Beneficial Owner                                 Beneficial Ownership              Common Stock

Michael Parsonson                                    810,000                              15.74%
The Landing, Suite 440
375 Water Street
Vancouver, British Columbia
Canada V6B 5C6

Jackie Dawydiuk                                      500,000                              10.76%
Box 4694
Williams Lake, British Columbia
Canada V2G 2L7

         PROXY

FORUM NATIONAL INVESTMENTS LTD.

180A – 13040 No 2 Road

Richmond, British Columbia, Canada V7E 2G1

The undersigned shareholder on Forum National Investments LTD. Herby constitutes and appoints the directors or either of them, or other individual,

, or

_____________________________________ of _________________________________________

as attorneys and proxies to appear, attend and vote all the shares of common stock in the name of the undersigned at the Annual General Meeting of Shareholders to be held at the at 9:00 a.m. (PST) on Monday, March 5, 2007, at 180A – 13040 No 2 Road Richmond, British Columbia, Canada and at any adjournment or adjournments thereof in the same manner, to the same extent, and with the same power as if the undersigned were present at the Meeting or any adjournment or adjournments thereof, provided that the undersigned Shareholder specifies and directs the person above-named that the shares registered in the name of the undersigned shall be to elect the following as Directors: Voted For Withheld From Voting

      DANIEL CLOZZA

      MARTIN TUTSCHEK

Dated this 1TH day of February 2007.

Please mark, date and sign exactly as your name appears hereon, including designation as executor, trustee, etc., if applicable return the proxy in the enclosed self addressed envelope as promptly as possible. It is important to return this Proxy properly signed in order to execute your right to vote if you do not intend on attending the Meeting to vote in person. A corporation must sign its name by the president or other Authorized officer. All co-owners and each joint owner must sign.

Date: ___________________

_________________

      Registered Owner of Shares (Please Print)

_________________

      Signature of Owner/Authorized Signatory

_________________

      Number of Shares Represented by this Proxy

Address if different from that on envelope:

_________________

      Street Address

_________________

      City, State/Province and Zip/Postal Code

Please check if you intend to be present at the meeting: ___________